Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

September 19, 2016

American Airlines, Inc.

Series 2016-3 EETC Investor Presentation

September 2016

Cautionary Statement Regarding Forward-Looking Statements and Information

This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the merger transaction with US Airways Group, Inc.; costs of ongoing data security compliance requirements and the impact of any significant data security breach; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other postretirement benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation on the airline industry; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental and noise regulation; the impact associated with climate change, including increased regulation to reduce emissions of greenhouse gases; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements, more stringent duty time regulations, increased flight hour requirements for commercial airline pilots and other factors that have caused a shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect on our financial position and liquidity of being party to or involved in litigation; an inability to use net operating losses carried over from prior taxable years (NOL Carryforwards); any impairment in the amount of the Company’s goodwill and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase program or dividend payments thereunder; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws that limit ownership and voting of its equity interests, including its common stock; the effect of limitations in the Company’s Restated Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; the limitations of our historical consolidated financial information, which is not directly comparable to our financial information for prior or future periods; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (especially in Part II, Item 1A, Risk Factors and Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations) and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law.

This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

Transaction Overview

• American Airlines, Inc. (“American”) intends to issue $813,797,000 in aggregate face amount of Pass Through Certificates, Series 2016-3 (“American 2016-3”) in two classes: Class AA Certificates and Class A Certificates, collectively, the “Certificates”

– Class AA Certificates: $557,654,000

– Class A Certificates: $256,143,000

• The Equipment Notes underlying the Certificates will have the benefit of a security interest in 25 aircraft that were delivered new or are scheduled to be delivered to American between March 2016 and January 2017:

– 5x Airbus A321-200S aircraft

– 8x Boeing 737-800 aircraft

– 4x Boeing 787-9 aircraft

– 8x Embraer ERJ 175LR aircraft

• The Certificates offered in the American 2016-3 transaction will consist of two credit-ranked tranches of debt:

– Class AA senior tranche amortizing over 12.0 years, with a 38.7% initial/max1 Loan-to-Value ratio (“LTV”)

– Class A subordinated tranche amortizing over 12.0 years, with a 56.4% initial/max1 LTV

– American will retain the option to issue additional subordinated classes of Certificates, including Class B Certificates, at any time

• The transaction’s legal structure will be largely consistent with American’s Series 2016-2 EETC

– Standard cross-collateralization, cross-default and buy-out rights

– Two tranches of cross-subordinated and cross-defaulted debt

– 18-month Liquidity Facility on the Class AA and Class A Certificates

– Waterfall with preferred junior interest

• Depositary: Citibank, N.A.

• Liquidity Facility Provider: KfW IPEX-Bank GmbH

• Joint Structuring Agents and Lead Bookrunners: Morgan Stanley and Goldman Sachs

• Active Bookrunners: Citigroup, Credit Suisse, and Deutsche Bank

1 Calculated as of the first regular distribution date following the date on which all aircraft are expected to have been financed pursuant to the offering, assumed to be April 15, 2017.

American 2016-3 EETC Structural Summary

Class AA

Class A

Face Amount $557,654,000 $256,143,000

Expected Ratings (Moody’s / S&P) Aa3 / AA+ A2 / A+

Initial LTV / Maximum LTV1 38.7% 56.4%

Initial Average Life 8.8 years 8.8 years

Regular Distribution Dates April 15 & October 15 April 15 & October 15

Final Expected Distribution Date2 October 15, 2028 October 15, 2028

Final Legal Distribution Date3 April 15, 2030 April 15, 2030

Section 1110 Protection Yes Yes

Liquidity Facility 18 months 18 months

Depositary Proceeds from the issuance will be held in escrow with the Depositary and withdrawn to purchase Equipment Notes as the aircraft are financed

1 Calculated as of the first regular distribution date following the date on which all aircraft are expected to have been financed pursuant to the offering, assumed to be April 15, 2017.

2 Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.

3 The Final Legal Distribution date for each of the Class AA Certificates and Class A Certificates is the date that is 18 months after the final expected Regular Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

Key Structural Elements

Two Classes of Certificates Offered

• Two tranches of amortizing debt, each of which will benefit from a liquidity facility covering three semi-annual interest payments

Waterfall

• Interest on Eligible Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates

Buyout Rights

• After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest

No buyout right during the 60-day Section 1110 period

• No Equipment Note buyout rights

Cross-Collateralization and Cross-Default

• The equipment notes will be cross-collateralized by all aircraft

• All indentures will include cross-default provisions

Threshold Rating Criteria for Liquidity Provider and Depositary

• Downgrade drawing mechanics consistent with recent EETCs issued by American

Collateral

• Strategically core aircraft types representative of American’s go-forward, long-haul and short-haul fleet strategy

• Two recently delivered aircraft, with the remainder scheduled to be delivered to American between September 2016 and January 2017

• Weighted average aircraft age of 0.0 years1

Additional Certificates

• American has the right to issue additional subordinated classes of Certificates at any time

1 As of October 3, 2016.

Comparing American 2016-3 to Precedents

	American Airlines 2016-1 EETC[1]	American Airlines 2016-2 EETC[2]	American Airlines 2016-3 EETC
Class AA			
Initial Principal Amount	$584,374,000	$567,360,000	$557,654,000
Equipment Note Advance	39.0%	38.0%	38.1%
Initial / Max LTV	39.0%[3] / 39.5%	38.6%[4] / 38.6%	38.7%[5] / 38.7%
Maturity / Average Life (yrs)	12.0 / 9.0	12.1 / 9.1	12.0 / 8.8
Initial / Requested Rating	Aa3/AA	Aa3/AA	Aa3/AA+
Notches above CCR	+9/+10	+9/+10	+9/+11
Current Rating[6]	Aa3/AA+	Aa3/AA+	Aa3/AA+
Class A			
Initial Principal Amount	$262,218,000	$261,284,000	$256,143,000
Equipment Note Advance	56.5%	55.5%	55.6%
Initial / Max LTV	56.5%[3] / 57.2%	56.4%[4] / 56.4%	56.4%[5] / 56.4%
Maturity / Average Life (yrs)	12.0 / 9.0	12.1 / 9.1	12.0 / 8.8
Initial / Requested Rating	A2/A	A2/A	A2/A+
Notches above CCR	+7/+8	+7/+7	+7/+8
Current Rating[6]	A2/A	A2/A	A2/A+
Collateral	22x 2014-2015 vintage aircraft: • 11x A321-200 • 6x 737-800 • 1x 777-300ER • 4x 787-8	22x 2015-2016 vintage aircraft: • 11x A321-200S • 7x 737-800 • 2x 777-300ER • 2x 787-8	25x 2016-2017 vintage aircraft: • 5x A321-200S • 8x 737-800 • 4x 787-9 • 8x ERJ 175LR
Body Type Mix	56.7% N / 43.3% W	62.7% N / 37.3% W	45.3% N / 38.5% W / 16.2% R
New / In-service Mix	100% in-service	68.5% New / 31.5% in-service	93.5% New / 6.5% in-service
Initial Weighted Average Pool Age	0.5 years	0.1 years	0.0 years

[1] American Airlines 2016-1 Prospectus Supplement.
[2] American Airlines 2016-2 Prospectus Supplement and 2016-2B Offering Memorandum.
[3] 2016-1 initial LTV measured as of the closing date, as only in-service aircraft were financed.
[4] 2016-2 initial LTV measured as of December 15, 2016, the first payment date following the expected delivery of all aircraft into the transaction.
[5] 2016-3 initial LTV measured as of April 15, 2017, the first payment date following the expected delivery of all aircraft into the transaction.
[6] As of September 14, 2016.

7

II. The Aircraft

Attractive Aircraft Pool

- American has obtained maintenance adjusted Base Value Desktop Appraisals from three appraisers (AISI, BK, and mba)
- Aggregate aircraft appraised value of approximately $1,464 million
- Appraisals indicate collateral cushions as of the first regular distribution date of 61.3% and 43.6% on the Class AA and A Certificates, respectively, which are expected to increase over time

Aircraft Number	Aircraft Type	Registration Number	MSN	Body Type	Delivery Date	Appraised Value[1] ($MM)
1	A321-200S	N993AN	7188	Narrow	November-16	54.91
2	A321-200S	N994AN	7418	Narrow	December-16	55.00
3	A321-200S	N995AN	7301	Narrow	December-16	55.00
4	A321-200S	N996AN	7310	Narrow	December-16	55.00
5	A321-200S	N928AM	7515	Narrow	January-17	55.09
6	B737-800	N988NN	31237	Narrow	March-16	47.14
7	B737-800	N997NN	33250	Narrow	September-16	48.48
8	B737-800	N998NN	31250	Narrow	September-16	48.48
9	B737-800	N200NV	33341	Narrow	October-16	48.61
10	B737-800	N301NW	31253	Narrow	November-16	48.65
11	B737-800	N301PA	31255	Narrow	November-16	48.65
12	B737-800	N305NX	33342	Narrow	December-16	48.69
13	B737-800	N306NY	33343	Narrow	December-16	48.69
14	B787-9	N821AN	40640	Wide	October-16	140.72
15	B787-9	N822AN	40642	Wide	October-16	140.72
16	B787-9	N823AN	40641	Wide	December-16	140.95
17	B787-9	N824AN	40643	Wide	January-17	141.22
18	ERJ 175LR	N240NN	17000594	Regional	September-16	29.64
19	ERJ 175LR	N241NN	17000595	Regional	September-16	29.64
20	ERJ 175LR	N242NN	17000601	Regional	October-16	29.70
21	ERJ 175LR	N243NN	17000604	Regional	October-16	29.70
22	ERJ 175LR	N244NN	17000609	Regional	November-16	29.73
23	ERJ 175LR	N245NN	17000614	Regional	November-16	29.73
24	ERJ 175LR	N246NN	17000618	Regional	December-16	29.75
25	ERJ 175LR	N247NN	17000619	Regional	December-16	29.75
Total						**1,463.66**

[1] Appraised Value equals the lesser of the mean and median ("LMM") of the base values of the aircraft as appraised by Aircraft Information Services, Inc. ("AISI") as of August 2016 and by BK Associates, Inc. ("BK") and Morten Beyer & Agnew, Inc. ("mba") as of September 2016. For the aircraft in service as of the date of the AISI appraisal, AISI adjusted the value of such aircraft based on its maintenance schedule.

9

2016-3 EETC Collateral Observations

Newer collateral than in American’s 2016-2 transaction

Only around 7% of 2016-3 collateral would be in-service at issuance vs. 32% of the collateral in 2016-2

All other aircraft are new deliveries

Collateral pool is representative of American’s go-forward, long-haul and short-haul fleet strategy

Body Type1

Regional

16%

Narrow

45%

Wide

39%

Aircraft Type1

ERJ 175LR

16%

B787-9

39%

B737-800

26%

A321-200S

19%

New/In-service1

In-service

7%

New

93%

1 Based on the LMM of the base values of the aircraft as appraised by AISI as of August 2016 and by BK and mba as of September 2016. For the aircraft in service as of the date of the AISI appraisal, AISI adjusted the value of such aircraft based on its maintenance schedule.

Airbus A321-200

The Airbus A321 has wide market appeal

- The Airbus A321 (ceo and neo) is the best-selling aircraft in its class with 3,009 net orders and 1,351 deliveries
  - Increasingly popular aircraft in the 180- to 230-seat category
  - Benefits from airlines up-gauging as it has lower seat-mile costs than 150-seaters
  - Provides more capacity at slot-constrained airports
- Large single-aisle aircraft with deep and well established base of 99 operators, outperforming the Boeing competitor (737-900ER) in terms of fleet size, order growth and total backlog
- The Airbus A321-200 aircraft included in the collateral feature sharklets, which are a valuable addition
  - Most aircraft equipped with sharklets have a higher MTOW and higher spec engine
  - Sharklets increase payload / range, allowing for US transcontinental capability, and making it a better B757 replacement
  - Sharklets wingtip upgrade improves fuel burn

Top 5 Operators & Lessors (In Service / On Order)

	Operators	# of Aircraft
1	American Airlines	220
2	Delta Air Lines	82
3	China Southern Airlines	81
4	Turkish Airlines (THY)	68
5	Lufthansa	64
	Total	**515**

	Lessors	# of Aircraft
1	AerCap	100
2	GECAS	43
3	BOC Aviation	41
4	CIT Aerospace	39
5	Air Lease	33
	Total	**256**

A321-ceo Key Characteristics

Firm Orders	1,715
# Delivered	1,351
# Backlog	364
# In Service	1,334
# of Current Operators	99

Sources: Airbus as of August 31, 2016, Ascend Market Commentary Q3 2016.

11

Boeing 737-800

- Considered the most liquid narrowbody to date, the Boeing 737-800 is very popular with a broad mix of airlines, as well as a favorite with the leasing community
  - The 737-800 is a proven airframe with newer technology than first generation 737 models
- Today, the 737-800 is the workhorse of the American fleet, accounting for over 30% of domestic available seat miles ("ASMs")
  - In the combined American network, the 737-800 accounts for more domestic ASMs than the MD-80 and regional fleet combined
- Over the last decade, the 737-800 has replaced the MD-80 as the backbone of the American fleet
- The 737-800 operates out of every legacy American hub to most major spokes and also accounts for a significant portion of hub-to-hub flying
  - In addition, this aircraft type is used for flights to Central America, the Caribbean, and the northern rim of South America

Range of Boeing 737-800



787-8
227,930-kg (502,500-lb) MTOW
242 three-class passengers
737-800
70,010-kg (158,500-lb) MTOW
162 three-class passengers
Mumbai
Dubai
Hong Kong
Shanghai
Moscow
Addis Ababa
Tokyo
London
Anchorage
Lagos
New York
Los Angeles
DFW
Mexico City
Panama City
Cape Town
Lima
Sydney
Rio De Janeiro
Auckland
Buenos Aires

Growth of 737-800 aircraft in American's fleet[1]



152
169
195
226
246
264
284
304
304
2010
2011
2012
2013
2014
2015
2016
2017
2018

Sources: American Airlines 10-K, Ascend Market Commentary Q3 2016.
[1] Data shown for 2016, 2017 and 2018 are projections.

12

Boeing 787

The Boeing 787 is the new benchmark in the long-haul widebody market

- With a predicted demand of over 5,300 widebody jetliners over the next 20 years, the Boeing 787 is well positioned to become the benchmark product in a growing sector of the industry
  - The Boeing 787 family has amassed 1,100+ sales with a robust backlog of over 740 across the Boeing 787 family from 50+ customers
  - The Boeing 787-9 and -10 are expected to be the most popular variants over time
- With its new all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767
  - Enables American to serve city pairs previously not accessible with the Boeing 767-300ER aircraft
- Recent widebody market weakness has been concentrated in specific types / variants (e.g. Rolls-powered A340s, 747s and certain A330s); high quality in-demand widebodies have shown resilience
  - Ascend market values for new Boeing 787-9 aircraft are up 2% since the end of 2015

Top 5 Operators & Lessors (In Service / On Order)

	Operators	# of Aircraft
1	ANA - All Nippon Airways	83
2	Etihad Airways	71
3	United Airlines	49
4	Japan Airlines	45
5	American Airlines	42
	Total	**290**
	Lessors	**# of Aircraft**
1	AerCap	78
2	Air Lease	46
3	CIT Aerospace	20
4	BBAM	16
5	GECAS	14
	Total	**174**

Boeing 787-9 Key Characteristics

Firm Orders	577
# Delivered	142
# Backlog	435

Sources: American Airlines, Boeing, as of August 31, 2016, Ascend Market Commentary Q3 2016.

13

Embraer ERJ 175

The Embraer ERJ 175 demand is strong

• In-service fleet of over 500 aircraft, backlog of over 270 aircraft

• Demand for Embraer E175 aircraft has been strong as major U.S. airlines placed significant new orders and contracts for

76-seaters to replace 50-seaters, as a result of new scope clause agreements

• The Embraer E175 offers mainline jet comfort, because of its “double bubble” design

Most cabin volume per seat

Large eye-level windows are 30% larger than those on similar aircraft

Widest aisle and seat in its category

Four-abreast seating, allowing easy access to seats and overhead bins, no middle seats, and fast boarding and deplaning

Generous headroom

Overhead bins accommodate roll-on bags up to 24”x16”x10”

Superior ground service access and baggage handling

Expanded width of the lower oval boosts checked baggage and revenue-generating cargo capacity

Top 5 Operators & Lessors (In Service / On Order) 1

Operators # of Aircraft

1 SkyWest Airlines 198

2 Republic Airlines 123

3 Shuttle America 71

4 Compass Airlines 62

5 Mesa Airlines 48

Total 502

Lessors # of Aircraft

1 Nordic Aviation Capital 35

2 GECAS 10

3 Air Lease 6

4 Castlelake 6

5 CIT Aerospace 4

Total 61

Range of Embraer ERJ 175

Edmonton

Calgary

Vancouver

Seattle

San Francisco

Los Angeles

Las Vegas

Phoenix

Salt Lake City

Denver

Fargo

Minneapolis

Kansas City

Oklahoma City

DALLAS

Houston

Chicago

St. Louis

Memphis

Montreal

Toronto

Detroit

Pittsburg

Washington

Cincinnati

Charlotte

Atlanta

Jacksonville

Miami

Havana

New York

Halifax

Kingston

Santo Domingo

San Juan

Mexico City

Guatemala City

Managua

San Jose

Panama City

Sources: Embraer, American, Ascend Market Commentary Q3 2016

1 Embraer ERJ 170/175 aircraft.

Fleet Replacement Plan

American recently announced a deferral of its A350 deliveries, reducing capital expenditures in 2017 and 2018

2016 2017 2018 Beyond 2018 Total

A320 Family / Neo 25 20 - 100 145

A350-900 - - 2 20 22

B737-800 / Max 20 24 16 80 140

B777-300ER 2 - - - 2

B787 Family 8 13 8 - 29

Mainline Total 55 57 26 200 338

CRJ-700 7 - - - 7

CRJ-900 18 - - - 18

E175 24 12 - - 36

Regional Total 49 12 - - 61

Note: Guidance from July 22, 2016 investor relations update. New aircraft deliveries by type. Regional inductions include aircraft owned by third party operators

Fleet Replacement Plan

• The Company has one of the youngest fleets in the industry

Average Fleet Age

Years

18

13

8

16.8 yrs 14.0 yrs

13.3 yrs 10.4 yrs

16.2 yrs 14.2 yrs

10.5 yrs 9.6 yrs

2012 2013 2014 2015 2016E 2017E

Source: SEC Form 10-K and Ascend Fleets data base; projected data based on internal Industry fleet plan outlook estimates